1/1 FERROVIAL SE (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THE LAST TRANSACTIONS UNDER THE SHARE BUYBACK PROGRAM TERMINATED ON 12 DECEMBER 2025 Amsterdam, 15 December 2025 Ferrovial (Ticker: “FER”) refers to (i) the announcement disclosed to the market on 14 March 2025, regarding the implementation of a buyback program for its own shares (the “Program”), starting on 2 June 2025; (ii) the announcement disclosed to the market on 12 December 2025, regarding the termination of the Program. The Company reports that, during the period between 8 and 12 December 2025, it has carried out the following transactions under the Program. Date Security Trading venue Number of shares purchased Weighted Average Price (€) 2025/12/08 FER US trading venues 60,000 57.37 2025/12/09 FER US trading venues 60,000 57.46 2025/12/10 FER US trading venues 60,000 56.74 2025/12/11 FER US trading venues 60,000 56.61 2025/12/12 FER US trading venues 60,000 56.8 Total 300,000 56.95 Detailed information on the individual shares purchase transactions carried out in the above- mentioned period can be found at www.ferrovial.com/en/ir-shareholders/financial- information/inside-information-and-other-relevant-information/ferrovial-se-share-buy-back- program-transactions/. As previously announced, the Program ended on 12 December 2025. Under the Program, the Company acquired a total of 4,200,000 treasury shares for a total amount of EUR 206,850,155.05, representing approximately 0.5724% of Ferrovial’s issued share capital at the date thereof. Note: The Bloomberg closing EUR-USD exchange rate has been applied to determine the EUR countervalue of USD transactions. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index) and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.